Via Facsimile and U.S. Mail
Mail Stop 6010

September 21, 2006

Mr. Jonathan Symonds
Executive Director and Chief Financial Officer
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN, England

Re: Astrazeneca PLC
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 001-11960

Dear Mr. Symonds:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 15.1 - Annual Report and Form 20-F Information 2005
Financial Review, page 45
Critical Accounting Policies and Estimates, page 51
Revenue Recognition, page 51

1. Please provide us the following information, in disclosure-type format, about your
   estimates of provisions that reduce gross revenue, such as product returns,
   customer rebates, cash discounts, and any other discounts and allowances:

a. The nature and amount of each accrual at the balance sheet date and the effect that could result from using reasonably likely assumptions other than what you used to arrive at each accrual, such as a range of reasonably likely amounts or other type of sensitivity analysis.

b. Quantitative information about the factors that you consider in estimating each provision, such as the total amount of product that could potentially be returned as of the balance sheet date, in sales dollars, in tabular format and disaggregated by product and by expiration period.

c. The extent to which the information utilized in estimating each provision is from external sources, such as end-customer prescription demand, third-party market research data, or comparing wholesaler inventory levels to end-customer demand.

d. A roll forward of the provision for each estimate for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

e. The amount of and reasons for fluctuations in each provision.

f. To the extent that each of these provisions is within the scope of IAS 37, any additional information contemplated by paragraphs 84 through 92 of IAS 37.

Sales of intangible assets (such as intellectual property, brands and product …, page 51

2. Please provide us revisions to your policy that clarifies why you only "may" defer revenue when an ongoing commitment is required of you. For those instances where you may not defer revenue, please advise us how the conditions in paragraphs 14(b) and (e) of IAS 18 would be satisfied. For the divestment of the US anesthetic and analgesic products completed on 28 June 2006, please explain why it was appropriate, under the specific provisions of IFRS, to recognize a portion of the gain immediately and to recognize the remaining portion over the term of the associated supply contract.

<u>Financial Statements, page 81</u>
<u>Accounting Policies (Group), page 87</u>
<u>Research and development, page 87</u>

3. Please advise us how not beginning amortization until product launch is consistent with paragraph 97 of IAS 38. In so doing, please clarify why the intangible asset is not capable of operating in the manner intended by management prior to product launch.

<u>Business combinations and goodwill, page 87</u>

4. Please provide us revisions to your policy that clarifies how you consider whether the fair value of contingent liabilities can be measured reliably, as per paragraph 47 of IFRS 3.

<u>Inventories, page 88</u>

5. Please advise us how the costs to be incurred in marketing is part of "the estimated costs necessary to make the sale" contemplated by paragraph 6 of IAS 2 in its definition of "net realisable value".

<u>Notes to the Financial Statements, page 90</u>
<u>6 Segment Information, page 94</u>
<u>Geographic Markets, page 95</u>

6. Please provide us the disclosures contemplated by paragraphs 56 and 58 of IAS 14, tell us where and how you have already provided them, or advise us why they are not necessary.

<u>8 Intangible Assets, page 97</u>
<u>Amortisation and impairment charges, page 97</u>

7. Please describe for us why regarding the Group as a single, cash-generating unit, for purposes of testing goodwill for impairment, is consistent with the relevant paragraphs of IAS 36.

8. Please provide us the disclosures contemplated by paragraphs 134(d) and (f) and IAS 36, tell us where and how you have already provided them, or advise us why they are not necessary.

23 Post-Retirement Benefits, page 107
Pensions, page 107
Post-retirement scheme deficit, page 107

9. Please explain why your policy of spreading service costs systematically over the lives of employees does not appear to have resulted in any unrecognized past service costs, as we did not note the disclosures contemplated by paragraph 120A(f) of IAS 19. In addition, please explain how your accounting is consistent with paragraph 96 of IAS 19.

25 Commitments and Contingent Liabilities, page 116
Arrangements with Merck, page 116
Accounting treatments, page 118

10. Please explain why it is appropriate to account for payments under the Partial Retirement, the First Option and True-up and the Second Option when they are paid. In so doing, please address the criteria in paragraph 14 of IAS 37.

Environmental costs and liabilities, page 118

11. Please clarify, in disclosure-type format, how your provisions "do not include … costs that, by agreement, will be borne by viable third party indemnitors" and "reflect expected insurance recoveries where an insurer has agreed to provide an indemnity". To the extent the amount of these recoveries is not treated as a separate asset, please advise us how this is consistent with paragraph 53 of IAS 37.

Explanation of Transition to IFRS, page 137
Other Reclassifications, page 138

12. Please clarify for us why it is appropriate to classify the Phase 4 (post-launch) trial costs as research and development. As commercial production or use would presumably have started already, it would not appear that these costs result from either "research" or "development", as defined by paragraph 8 of IAS 38.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant